Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three Months Ended June 30, 2015

LONDON, The U.K.- Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three months ended June 30, 2015.

Highlights — Three Months Ended June 30, 2015

•                  US GAAP revenue amounted to $148.1 million, an increase of 31.8% year over year on the reporting currency basis and 45.6% increase on the constant currency basis.

•                  Earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for stock based compensation and for change in fair value of contingent consideration was $27.2 million and EBITDA margin was 18.4%, compared to $19.1 million and 17.0%, respectively, in the year-ago quarter.

•                  Adjusted EBITDA increased 42.5% year over year and net income increased 16.2% year over year.

•                  Non-GAAP Net Income amounted to $20.6 million, an increase of 40.9% year over year.

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.43, compared to $0.38 in the year-ago quarter.

•                  Diluted EPS on a non-GAAP basis was $0.61, compared to $0.45 in the year-ago quarter.

Revenue for the three months ended June 30, 2015 increased to $148.1 million, up 31.8% from $112.3 million for the same period a year ago in the reporting currency and up 45.6% for the same period a year ago in constant currency. EBITDA adjusted for stock based compensation and for change in fair value of contingent consideration was $27.2 million and corresponding EBITDA margin was 18.4%, as compared to $19.1 million and 17.0%, respectively, in the year-ago quarter. US GAAP net income was $14.6 million, or $0.43 per diluted share, compared to $12.6 million and $0.38 per diluted share for the same period a year ago. Non-GAAP Net Income was $20.6 million, or $0.61 per diluted share, compared to $14.6 million and $0.45 per diluted share for the same period a year ago. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

“We are excited to announce the results of another strong quarter for our company,” said Dmitry Loschinin, President and Chief Executive Officer. “The start to the new financial year has been supported by the powerful momentum we have built during 2015 by means of several strategic acquisitions, solid achievements from our Luxoft Global Upgrade program and continued investments into our engineering expertise and solutions.  The underlying premise of our M&A strategy has proven to work and our growth, in addition to customary organic forces, is also being fueled by realized synergies from the companies that we have recently added into the Luxoft family.  We have diversified our top ten-client list, measurably decreased client concentration and anchored more high potential engagements in financial services, telecom, technology and automotive domains.  We are confidently looking to the year ahead, and we are excited to realize all of the opportunities currently available to Luxoft.  Therefore, we are pleased to increase our revenue guidance for the year ending March 31, 2016 to at least 23% year over year growth.”

The Company’s core verticals continued to produce healthy annual growth with financial services posting 38% growth, technology posting 59% growth, telecom posting 21% growth, and automotive and transport posting 24% growth.  The core revenue generating geographies experienced double digit growth during the past quarter, as compared to the same period a year ago: revenues generated in the U.K. increased 56%, revenues generated in Germany increased 18%.  The revenues generated in the U.S. moderately grew by 6% as its overall impact was diminished by M&A activity in Western Europe.  As of June 30, 2015, the total number of employees was 9,535, while attrition continued to decrease to the lower portion of the historical range of 9.9%.

Outlook for The Year Ending March 31, 2016:

The Company is increasing its original revenue and EPS guidance for the financial year ending March 31, 2016:

•                  Revenue is expected to reach at least $640.3 million, an increase of at least 23.0% year over year, compared to at least $625.0 million, an increase of at least 20.0% year over year and 26% year over year in constant currency.

•                  EBITDA margin adjusted for stock-based compensation is expected to be in the range of 17.0% - 19.0%.

•                  Fully diluted EPS is expected to reach at least $2.02 on a US GAAP basis, compared to $2.00 previously; fully diluted EPS is expected to reach at least $2.55 on a non-GAAP basis, compared to at least $2.52 previously.

•                  EPS is based on an estimated weighted average of 34,057,503 diluted shares.  The number of diluted shares has increased as compared to 33, 606,018 diluted shares announced earlier, due to larger amount of shares expected to be issued under the stock option program based on the significantly appreciated stock price.

“Our Company has delivered a strong start to the new financial year 2016.  As always, around 90% of our top-line growth is comprised of recurring revenues from clients with whom we have strong relationships.  Our operating and financial performance metrics remain solid,” said Roman Yakushkin, Chief Financial Officer. “We have been increasing our adjusted EBITDA margins while carefully managing our cost base.  We have expanded our recruiting capabilities and enhanced our presence in the three core delivery hubs within the European Union: Romania, Poland and Bulgaria by 40%, 168% and 297% respectively since June 30, 2014, while reducing our exposure in Ukraine down to 38% of the total engineering staff and in Russia to 23% of the total engineering staff.  Finally, we have increased yet again our productivity, which has now approached $75,000 per engineer — a significant difference versus our immediate peers. We are delighted with the results and the opportunity to raise our guidance for the end of the financial year ending March 31, 2016, encouraged by a number of strong quarters that we believe lie ahead.”

Conference Call Information:

Luxoft Holding, Inc will host a conference call on August 13, 2015 at 8:00 a.m. EDT to discuss its financial results for the three months ended June 30, 2015. To access the conference call, please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://services.choruscall.com/links/lxft150813.  Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13614409. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EDT on August 27th, 2015. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft:

Luxoft Holding, Inc. (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 24 dedicated delivery centers worldwide. It has over 9,500 employees across 27 offices in 15 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2015 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Luxoft Holding, Inc
Investor Relations:
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com
or
Patrick R. Corcoran, +1 212-964-9900 ext. 2453
Manager, Public Relations
pcorcoran@luxoft.com

Source: Luxoft Holding, Inc

Luxoft Holding, Inc

Consolidated statements of comprehensive income

(In thousands of US dollars)

	For the three months ended June 30,
	2015	2014
	(unaudited)

Sales of services	$148,055	$112,302
Operating expenses
Cost of services (exclusive of depreciation and amortization)	87,977	65,649
Selling, general and administrative expenses	38,665	28,605
Depreciation and amortization	5,360	3,649
Loss from revaluation of contingent liability	743	326
Operating income	15,310	14,073

Other income and expenses
Interest expense, net	(28)	(259)
Other gain, net	293	433
Gain from foreign currency exchange contracts	168	165
Net foreign exchange gain (loss)	1,148	(394)
Income before income taxes	16,891	14,018
Income tax expense	(2,279)	(1,441)
Net income	$14,612	$12,577
Net income attributable to the non-controlling interest	—	—
Net income attributable to the Group	$14,612	$12,577

Other comprehensive income, net of tax
Foreign currency translation adjustment	327	12
Comprehensive income	$14,939	$12,589

Comprehensive income (loss) attributable to the non-controlling interest	—	—
Comprehensive income attributable to the Group	$14,939	$12,589

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.44	$0.38
Weighted average ordinary shares outstanding	32,872,158	32,694,220

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.43	$0.38
Diluted weighted average ordinary shares outstanding	33,943,710	32,796,042

Luxoft Holding, Inc

Consolidated Balance Sheet

(In thousands of US dollars except share amounts)

	As of June 30, 2015 (unaudited)	As of March 31, 2015
Assets
Current assets
Cash and cash equivalents	$44,946	$45,593
Short-term deposits	15,000	—
Trade accounts receivable, net of allowance for doubtful accounts of $2,383 at June 30, 2015 and $1,299 at March 31, 2015	120,360	102,269
Unbilled revenue	14,691	34,269
Work-in-progress	2,865	1,449
Due from related parties	1,828	1,121
VAT and other taxes receivable	2,970	2,403
Deferred tax assets	1,956	1,864
Advances issued	4,217	3,467
Other current assets	3,310	2,685
Total current assets	212,143	195,120

Non-current assets
Deferred tax assets	1,893	1,518
Property and equipment, net	36,402	34,727
Intangible assets, net	40,944	41,787
Goodwill	28,576	28,556
Other non-current assets	2,467	2,638
Total non-current assets	110,282	109,226
Total assets	$322,425	$304,346

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$771	$1,333
Accounts payable	6,890	9,007
Advances received	393	678
Accrued liabilities	20,928	19,860
Deferred revenue	6,517	9,165
Due to related parties	428	508
Taxes payable	20,642	17,382
Contingent payable for business acquisition, current	8,840	8,460
Contingent payable for software acquisition, current	655	698
Other current liabilities	743	920
Total current liabilities	66,807	68,011

Deferred tax liability, non-current	3,724	3,863
Contingent payable for business acquisition, non-current	12,823	12,605
Contingent payable for software acquisition, non-current	1,204	1,359
Other non-current liabilities	656	384
Total liabilities	85,214	86,222

Shareholders’ equity
Share capital (80,000,000 shares authorized; 32,892,577 issued and outstanding with no par value as at June 30, 2015, and 80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at March 31, 2015)	—	—
Additional paid-in capital	93,321	89,173
Retained earnings	145,231	130,619
Accumulated other comprehensive loss	(1,373)	(1,700)
Total shareholders’ equity attributable to the Group	237,179	218,092
Non-controlling interest	32	32
Total equity	237,211	218,124
Total liabilities and equity	$322,425	$304,346

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended June 30,
	2015	2015		2015
	GAAP	Adjustments		Non- GAAP
Operating income	15,310	6,736	(a)	22,046
Operating margin	10.3%	4.5%		14.9%
Net income	14,612	6,024	(b)	20,636
Diluted earnings per share	$0.43	—		$0.61

	Three Months Ended June 30,
	2014	2014		2014
	GAAP	Adjustments		Non- GAAP
Operating income	14,073	2,067	(a)	16,140
Operating margin	12.5%	1.8%		14.4%
Net income	12,577	2,067	(b)	14,644
Diluted earnings per share	$0.38	—		$0.45

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Three Months Ended
	June 30,
(a)	2015	2014
Adjustments to GAAP operating income
Stock-based compensation expense	$4,148	$815
Amortization of purchased Intangible assets	1,845	926
Loss from revaluation of contingent liability	743	326
Acquisition related costs	—	—
Total Adjustments to GAAP income from operations:	$6,736	$2,067

	Three Months Ended
	June 30,
(b)	2015	2014
Adjustments to GAAP net income
Stock-based compensation expense	$4,148	$815
Amortization of purchased Intangible assets	1,409	926
Loss from revaluation of contingent liability	467	326
Acquisition related costs	—	—
Total Adjustments to GAAP net income	$6,024	$2,067

	Three Months Ended
	June 30,
	2015	2014
Net income	$14,612	$12,577
Adjusted for:
Interest Expense	28	259
Income tax	2,279	1,441
Depreciation and Amortization	5,360	3,649
EBITDA	$22,279	$17,926
Adjusted for
Stock based compensation	4,148	815
Loss from revaluation of contingent liability	743	326
Acquisition related costs	—	—
Adjusted EBITDA	$27,170	$19,067

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended June 30,
	2015		2014
Client location	Amount	% of sales	Amount	% of sales
UK	$52,937	35.8%	$33,866	30.2%
U.S.	46,614	31.5%	44,159	39.3%
Germany	17,939	12.1%	15,210	13.5%
Russia	8,510	5.7%	8,188	7.3%
Switzerland	3,971	2.7%	2,322	2.1%
Singapore	2,298	1.6%	3,560	3.2%
Rest of Europe	10,293	7.0%	3,780	3.4%
Other	5,493	3.6%	1,217	1.0%
Total	$148,055	100%	$112,302	100%

	Revenue for the three Months Ended June 30,
	2015		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$103,565	70.0%	$75,138	66.9%
Automotive and transport	14,324	9.7%	11,563	10.3%
Technology	10,731	7.2%	6,769	6.0%
Telecom	8,577	5.8%	7,083	6.3%
Travel and Aviation	7,274	4.9%	8,010	7.1%
Energy	3,123	2.1%	3,107	2.8%
Other	461	0.3%	632	0.6%
Total	$148,055	100%	$112,302	100%